UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) of THE SECURITIES EXCHANGE ACT OF 1934

BELL RESEARCH COMPANIES, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	26-2655885 (IRS Employer Identification Number)

2000

(Primary Standard Industrial Classification Code Number)

1017 North Central Avenue
Tifton, Georgia 31794
(229) 387-7238

(Address, including zip code, and telephone number, including area code, of Registrant´s; principal executive office)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

10,000,000 shares, Common Stock, $0.01 par value

1,000,000 share, Preferred Stock, $0.01 par value

(Title of class)

[X]The registrant is a smaller reporting company as defined in Rule 12b of the Exchange Act.

Our Corporate Information

We are incorporated in Delaware. Our principal executive offices are located at 1017 North Central Avenue, Tifton, Georgia 31794, and our telephone number is (229) 3877238. Our website addresses are www.bellresearccompanies.com, www.bellplantation.com, and www.bellbioenergy.com.The information on, or that may be accessed through, our websites are not incorporated by reference into this registration statement and should not be considered a part hereof.

Registration Statement

We are voluntarily filing this registration statement on Form 10 in order to make information concerning Bell Research Companies more readily available to the public. We believe that being a reporting company under the Securities Exchange Act of 1934, as amended, will enable us to make an application to have our common stock traded Over The Counter (OTC), although we can give no assurances that such application will be approved. Also, being a reporting company will make information concerning the Company accessible to its stockholders, prospective stockholders, and the public trading market. This registration statement will automatically become effective upon filing with the United States Securities and Exchange Commission unless voluntarily withdrawn by the Company prior to that time. Upon the effectiveness of this registration statement, we will be obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. We will also be obligated to report significant current events and changes in stock ownership of our officers, directors, and affiliates.

Note regarding forward-looking statements

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed herein, as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. The occurrence of the events described in the risk factors and elsewhere in this registration statement could negatively impact our business, cash flows, results of operations, prospects, financial condition and stock price.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. You should read this registration statement completely and with the understanding that actual future results may be materially different from what we expect.

Statements in this Form 10 or in the documents incorporated by reference herein that are not descriptions of historical facts are forwardlooking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the descriptions of our plans to, and objectives for, future operations, assumptions underlying such plans and objectives and other forward-looking terminology such as “may”, “expects”, “believes”, “anticipates”, “intends”, “projects”, or similar terms, variations of such terms or the negative of such terms. Forwardlooking statements are based on management´s current expectations. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth under “Risk Factors” including, in particular, risks relating to:

• Competition

• Product Development and Distribution

• Finance

• Pricing of required commodities

• Maintenance of contractual and intellectual property rights

• Government Regulation

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forwardlooking statements contained herein to reflect any changes in our expectations or any changes in events, conditions or circumstances on which any such statement is based.

Dividend Policy

We do not expect to pay cash dividends in the foreseeable future. We have never declared or paid cash dividends on shares of our common stock. Given the business opportunities before us, we expect to retain any future earnings to finance the development and growth of our business.

Our future decisions concerning the payment of dividends on shares of our common stock will depend upon the results of our operations, our financial condition and our development and construction plans, as well as any other factors that our Board of Directors, in its sole discretion, may consider relevant.

Item 1. Business

Furnish the information required by Item 101 of Regulation SK (§229.101 of this chapter).

Bell Research Companies, Inc. is a Delaware corporation which serves as the holding company for two whollyowned subsidiaries: Bell Plantation, Inc. and Bell BioEnergy, Inc., each of which are Delaware corporations. All three corporations were incorporated in Delaware in 2007. Bell Research Companies, Inc. is the successor to Georgia Belle Plantation, Inc., a Georgia corporation formed April 8, 2004.

Bell Plantation, Inc. is engaged in the business of developing, marketing and distributing food products. The mission of Bell Plantation, Inc. is to develop original, healthy and tasty consumer ready products using traditional farm commodities; thereby, positively contributing to national, state, and local economies, providing healthier food choices for all and creating new, higher paying jobs. The company was originally created as a farmerbased company with the express purpose of increasing the income of farm families and thereby improving the economy of rural America. The goal of the company is not to increase the production of commodities, but, rather, to create viable uses for the commodities already being produced by farmers by developing products that improve the health and well-being of consumers.

When the company began research into surplus commodities and the demands of consumers, it became very apparent the peanut surplus and the development of innovative products could create market opportunities. Bell Plantation, Inc. has developed the technique for the removal of the majority of oil from peanuts and created a nutritious, low fat, high protein, and versatile product  PB2. This process has yielded three products: PB2, Chocolate PB2 and Roasted Peanut Oil which are already being marketed.

• PB2 is Bell Plantation´s flagship product. This product is powdered peanut butter that contains 85% less fat calories than traditional peanut butter. PB2 can be reconstituted with any liquid of choice, used in baked goods, eaten as a powder with fruit, added to smoothies, and used in a variety of creative ways by chefs ranging from moms at home to the leaders of some of America´s most renowned restaurants. The product contains 44% protein by weight, 45 calories per serving and has a shelf life of 1 year.

• Chocolate PB2 is the chocolate version of PB2 and is especially adaptable to low calorie desserts and other nutritious treats.

• Roasted Peanut Oil is aromatic, extra virgin oil that is wonderful for saute´s, salad oils and marinades. It is cholesterol free oil with a very high “smoke point” that has been very well received by chefs.

Over 60 additional products have been formulated and are ready to be introduced to the public. These products remain “unnamed” the listings below are only descriptions.

* Biscotti	* Breakfast cereals
* Peanut crackers	* Sandwich crackers
* Straw like snacks	* Protein mix
* Protein bars	* Cookies
* Animal crackers	* Cinnamon rolls
* Filled “pillows”	* Salad dressings
* Marinades	* Bread mix
* Bagels	* Baked chips
* Pretzels	* Muffins
* Breakfast pastries	* Flat breads
* Sandwich wraps	* Smoothies

Bell Plantation´s peanut products are appealing and tasty and also meet a variety of convenience, nutritional and health requirements. Some of these include:

• Low fat

• High protein

• Low calorie

• Low sodium and sugar

• All natural

• Shelf stable

• Light weight

• Versatile

• Gluten-free

The nutritional benefits of powdered peanut butter and roasted peanut oil are appreciated by consumers concerned with nutritional issues (elderly, ailing patients who consume little nutrition), the health conscious, people with digestive difficulties, diabetics, body building, campers, hiking and athletic industries. As obesity, particularly childhood obesity, has become a national concern, the health benefits of Bell Plantation´s products have established a niche in the weight loss industry. Weight Watchers, Jenny Craig, Medifast and NutriSystem participants use PB2 in a variety of ways while staying within the boundaries of their diet regime. By way of example, Weight Watcher participants can enjoy the taste of peanut butter because one serving of PB2 has 1 point value, while a serving of traditional peanut butter is valued at 5 points.

To date, the primary means for distribution of Bell Plantation´s products has occurred through internet sales. All of our initial efforts where aimed at reaching out to people on the internet that were concerned with the nutritional values of what they were eating. Targeting websites, blogs and social media that represented people that wanted great tasting peanut butter without massive amounts of calories enabled us to reach dieters, athletes, body builders and many other groups concerned with nutrition. We have developed over 60,000 customers that order products directly on our internet site. We are still developing other means to reach out to nutrition conscious consumers to introduce our products.

Additionally, retail sales have been established across the United States. A variety of privately owned health food stores, natural food stores, weight loss centers and gyms are retailing PB2, Chocolate PB2 and Roasted Peanut Oil. HyVee, a midwestern employee owned food store chain, carries Bell Plantation products in their stores. We have added the military commissaries as an outlet for our products along with developing more general retail distribution, such as MidValley distributing.

Moreover, in a major development, Bell Plantation is engaged in the process of determining the means and scope of sale of its products by a major national youth development organization as a means of fundraising for the organization. The youthful participants are selling PB2, Chocolate PB2, Plantation 1883, individual serving packages and Roasted Peanut Oil to their friends, relatives and neighbors as a means of fundraising and at the same time learning how to sell, communicate, develop computer skills and how to be entrepreneurs and run a business. The youth organization is national in scope and will help develop customer recognition and loyalty across the entire country.

Bell BioEnergy, Inc. is engaged in the business of developing, marketing and distributing renewable energy. Its efforts have been focused in two fields: 1) the development, production, sale and distribution of BioCoal, and 2) the process development, production, sale, and distribution of liquid BioFuels.

a) BioCoal. In collaboration with Triarii Scientific, LLC, Bell BioEnergy has developed a process for producing BioCoal from waste biomass. Biomass consists of anything that grows. Waste biomass comprises up to 80 % of the material deposited in landfills and includes the estimated 1,300,000,000 tons of otherwise unusable biomass produced by agribusiness. It is an abundant, renewable energy resource whose time has come. Current and anticipated state and federal regulations driven by Renewable Fuels Standards will provide the impetus for the reintroduction of biomass as an important solid fuel for heating and electric production. It is estimated that over 7.1 quadrillion BTUs will be required from biomass to produce electricity for the U.S. by 2030. This is approximately the same amount of electricity supplied by all of the operating nuclear power plants today. BioCoal is the end product of the process that uses waste biomass and converts it into manmade coal. BioCoal has a moisture content of as low as 5%, contains 8,000 to 8400 BTUs per pound, no sulfur, no nitrogen, burns like coal, has a near zero carbon footprint and can be fed directly into the furnaces and boilers of any power generating plant that wants to lower it carbon footprint.

b) BioFuels. Bell BioEnergy has developed the process of using waste biomass and specially selected bacteria to produce liquid hydrocarbon fuels. The Bell BioEnergy process, using unique bacteria, produces single length hydrocarbon molecules. The length of the hydrocarbon molecule is controlled by use of specific bacteria. The resulting hydrocarbon molecules can be blended together to form different fuels such as gasoline or diesel. The fuels derived from the Bell BioEnergy process are chemically identical to fossil hydrocarbon (crude oil) pumped from wells and thus can be used in all vehicles, pumped through all pipelines and stored in standard petroleum storage facilities. Our company is listed by the EPA as one of a very short list of companies that can produce a direct drop in replacement for petroleum based fuels. Our process is listed as an Advanced Cellulosic Biofuel and is listed as part of the government´s planning on how to meet the RFS-2 fuel standards that require 36,000,000,000 gallons of bio fuel to be produced annually.

At the company´s pilot project located on Fort Stewart, Georgia long chain hydrocarbon molecules have been produced that are the identical molecular structures of fuels ranging from gas and diesel to Jet fuel.The transformational implications of this technology are tremendous.

• Waste biomass becomes an asset rather than a liability, greatly benefitting agricultural economies and municipalities. By way of example, it is estimated that approximately 5,000 new jobs would be created in the San Joaquin Valley of California and hundreds of millions of dollars would flow to the local economy.

• Domestic energy supplies would be increased substantially.

• Dependence on foreign energy sources would be diminished.

• Transition to green energy is accelerated.

• Energy supplies become less geocentric.

· The strategy of the U.S. military to convert to a single economically available green fuel that could be produced at forward operating bases would be realized.

• The United States would be positioned at the forefront of innovation, greatly benefitting our economic recovery and international reputation.

Bell BioEnergy is now focused on completing the research and developing the facilities required to achieve large scale production.

• Research is centered on the issues of determining those bacterial agents that most efficiently produce various types of long chain hydrocarbon molecules, i.e. liquid fuels. This research would be undertaken at Auburn University, Fresno State University, Abraham Baldwin Agricultural College and Oklahoma State University.

• Specifically, the research would be focused on:

1) Perfecting the Bell BioEnergy waste biomass to hydrocarbon fuels process.

2) Further refining the unique bacteria used in the process.

3) Producing sufficient amounts of usable hydrocarbon fuels (natural gas, gasoline, diesel and jet) for laboratory testing.

4) Testing and certifying the fuels generated by the process as a drop in fuel that is fit for purpose.

5) Gathering the engineering and scientific data necessary to design full scale production facilities.

• To date, the research and production oriented activities conducted by Bell BioEnergy have been funded entirely with internally generated funds.

Bell Research Companies, Inc. will voluntarily send an annual report to security holders and the report will include audited financial statements. Bell Research Companies, Inc. will also file a quarterly report with the Securities Exchange Commission.

Item 1A. Risk Factors

Set forth, under the caption “Risk Factors”, where appropriate, the risk factors described in Item 503(c) of Regulation SK (§229.503(c) of this chapter) applicable to the registrant. Provide any discussion of risk factors in plain English in accordance with Rule 421(d) of the Securities Act of 1933 (§230.421(d) of this chapter). Smaller reporting companies are not required to provide the information required by this item.

There are many factors that may cause the financial and business results of the Bell Research Companies, Inc. to differ materially from projected or anticipated results. The Company, its financial condition, and its results of operations could be harmed by any of the following risks, or other risks which have not been identified or which the Company believes are immaterial or unlikely.

1. Limited Operating History. The Company was formed and incorporated under the laws of Delaware in 2007 and therefore has a limited operating history. The Company faces numerous risks and uncertainties as an early stage Company in the rapidly evolving foodstuffs and renewable energy marketplaces. These risks include the Company´s ability to build brand awareness, develop strategic relationships, respond effectively to competitive pressures and continue to develop and upgrade its products and technology. If the Company is unsuccessful in addressing these risks, its business, financial condition and results of operations will be materially and adversely affected.

2. The Reliance of the Company on a Single Foodstuffs Product Family. All of the Company´s revenues to date have been attributable to the sales of its peanut products. The Company currently expects its peanut products to continue to account for nearly all of the Company´s revenues in the near future. As a result, factors adversely affecting the pricing of or demand for its peanut products, such as competition or product innovation, could have a materially adverse effect on the Company´s business, operating results and financial condition. The Company´s future financial performance will depend, in significant part, on the successful distribution of its current peanut products and the development, introduction and customer acceptance of new and enhanced versions of its peanut products.

3. Errors or Defects In Our Products Could Reduce Revenues. Foodstuff products frequently contain errors or defects in manufacture, especially when first introduced or when new versions are released. Although the Company conducted product testing during product development, there is no assurance that the Company´s peanut products do not contain serious and yet undiscovered errors. The Company could lose revenues as a result of product errors or defects. Testing errors may also be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, damage to our reputation, or increased service costs, any of which could have a material and adverse effect upon our business, results of operations and financial condition.

4. The Company Would Not Be Able To Deliver Its Foodstuff Products If Third Parties Do Not Provide Manufacturing and Distribution Infrastructure. The Company is presently reliant upon third parties to provide, package and distribute various peanut commodities. Failure of any of these third parties to provide such products and services in a satisfactory manner could adversely affect our financial performance.

5. Need for Additional Working Capital. The Company´s revenues have been insignificant to date. The Company may require additional sources of capital within the next year and no assurances can be given that the Company will be successful in obtaining the working capital that it requires to continue its business operations. If the Company is successful in raising additional capital through equity financings, the existing equity holders may suffer substantial dilution of their holdings, subject to any pre-emptive rights that may exist. If the Company is unsuccessful in raising additional capital, the Company may cease operations and investors may lose their entire investment in the Company.

6. Competition. The market for the Company´s services is competitive and the Company will be competing with companies which have access to significantly greater resources than the Company. There can be no assurance that the Company will be able to successfully compete against existing or future competitors.

7. Enforcement of the Company´s Intellectual Property Rights. The Company relies on a combination of copyright, trade secrets, confidentiality procedures and contractual procedures, among others, to protect its intellectual property rights. Despite the Company´s efforts to protect its intellectual property rights, it may be possible for unauthorized third parties to copy certain portions of the Company´s products or to reverse engineer or obtain and use technology or other information that the Company regards as proprietary. There can also be no assurances that the Company´s intellectual property rights would survive a legal challenge to their validity or provide significant protection for the Company. Nor is there any assurance that third parties will not claim rights to or infringement by the Company´s intellectual property. At the present time, the Company does not believe, based on the facts available to it and subject to verification, that a potential competitor may be infringing on certain aspects of the Company´s proprietary technology. In addition, the laws of certain countries do not protect the Company´s proprietary rights to the same extent as do the laws of the United States. Accordingly, there can be no assurances that the Company will be able, financially or otherwise, to protect its proprietary technology against unauthorized third party copying or use, which could adversely affect the Company´s competitive position.

8. Brand Recognition. Establishing and maintaining a brand name and recognition is critical for attracting and expanding the Company´s customer base. Promotion and enhancement of the Company´s trademarks will depend on the effectiveness of its marketing and advertising efforts and on its success in continuing to provide highquality products, neither of which can be assured. If the Company´s customers do not perceive its products to be useful and of highquality, its brand and name recognition would suffer and its ability to attract future customers may be diminished.

9. Key Personnel. The Company is dependent on the services of its executive officers and other key employees. The loss of the services of any one or more of these employees could have a materially adverse affect on the business of the Company and its financial condition. In addition, the Company will also need to attract and retain other highlyskilled technical and managerial personnel. If the Company is unable to do so, its business, results of operations and financial condition would be materially adversely affected.

10. The Length of Time Required to Engage New Customers and to Distribute Our Products May Be Lengthy and Unpredictable. The timing of the sales and implementation of the Company´s products and services is lengthy and not predictable with any degree of accuracy. You should not rely on prior sales and implementation cycles as any indication of future cycles. The acceptance of the Company´s foodstuff products by prospective customers generally requires us to provide an appreciable level of education to prospective customers regarding the use and benefits of the Company´s products.

11. Failure to implement our business strategies may adversely affect the Company´s financial performance. The Company´s directors and executive officers have developed a business plan that details the strategies we intend to implement in our efforts to achieve profitable operations. If we cannot implement our business strategies, we will be hampered in our ability to develop business and serve our customers, which could in turn have an adverse effect on our financial performance. Even if our business strategies are successfully implemented, they may not have the favorable impact on operations that we anticipate in that we may not be able to implement our strategies as quickly as anticipated, which may affect our competitive position and financial performance.

12. Failure to manage rapid expansion may adversely affect our financial performance. The Company´s ability to offer products and services and implement our business plan successfully in a highly competitive market requires an effective planning and management process. Future expansion efforts, internally or through acquisitions, could be expensive and put a strain on our management, financial, operational, and technical resources. We intend to increase the scope of our operations at a rapid rate. We expect to hire a significant number of new employees in the near future. To manage future growth effectively, we must maintain and enhance financial and accounting systems and controls, as well as integrate new personnel and manage expanded operations. There can be no assurance that we will be able to effectively manage our expanding operations. If we are unable to manage growth effectively, our business, financial condition, and results of operations could be materially and adversely affected.

13. The Company may not be able to access funding sufficient to support our corporate growth and may face limitations on liquidity. Our business plan and marketing strategy are based on access to funding from revenues derived from the sale of the Company´s food and renewable energy products. If such sources of revenue are not sufficient to fund the Company´s growth, we will look to outside sources.

14. An economic downturn or recession may have an adverse effect on our financial performance. General economic conditions impact both the foodstuffs and energy industries. Accordingly, an economic downturn or recession, either local or national, could adversely affect our financial performance as demand for our products decreases.

15. The Company´s renewable energy business is dependent on technology and an inability to invest in technological improvements or obtain reliable technological support may adversely affect our results of operation and financial condition. The energy industry is undergoing rapid technological changes with frequent introductions of new technologydriven means of production and distribution. Many of our competitors have substantially greater resources to invest in technological improvements and thirdparty support. There can be no assurance that we will be able to effectively implement new technologydriven means of production and distribution or be successful in marketing these products to our customers.

16. Any delay in beginning the operations of the Company´s renewable energy business could result in missed opportunities and subsequent losses. Delays could arise from various causes, including delays in preparation for opening the Company´s renewable energy business or in meeting conditions imposed by regulatory authorities. The inception of the Company´s renewable energy business is dependent not only on successful development and refinement of the Company´s renewable energy production process but also the hiring of key executives and staff capable of launching and managing an energy company. There could be delays in completion of these activities, which could delay the inception of the Company´s renewable energy business. Furthermore, the Company cannot enter into the renewable energy business without the necessary regulatory approvals, and the regulatory authorities have considerable discretion in deciding whether and when to grant such approvals. The inception of the Company´s renewable energy business could be delayed by the need for us to respond to inquiries made or conditions imposed by regulatory authorities. Any regulatory delay in the inception of the Company´s renewable energy business will increase preinception expenses and postpone the Company´s realization of potential revenues. This will cause the accumulated deficit from preinception operating expenses to increase, because the Company must continue to pay salaries and other operating expenses necessary for the inception of the Company´s renewable energy business.

17. The Company will be subject to extensive regulation in the conduct of its business operations, which could adversely affect our financial results. The foodstuffs and energy industries are heavily regulated. From time to time, the United States Congress and state legislatures consider changing these laws and may enact new laws or amend existing laws to further regulate either the foodstuffs or energy industries. Changes to statutes, regulations or regulatory policies, including changes in interpretation of implementation of statutes, regulations or policies, could affect the Company in substantial and unpredictable ways. Such changes could subject the Company to additional costs, limit the types of products we may offer and/or increase the ability of our competitors to offer competing products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and⁄or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

18. The Company´s inability to hire and retain key personnel would adversely affect our operations and financial performance. Our success will be highly dependent on our ability to identify, hire, train, motivate, and retain personnel with food or energy industry experience. There are a limited number of personnel with the necessary qualifications and competition for such personnel is intense. Our inability to attract and retain qualified personnel on terms acceptable to us would have a material adverse effect on our business, results of operations, and financial condition.

19. The Company may not be able to raise additional capital on terms favorable to us or at all. In the future, should the Company need additional capital to support our business or expand our operations, we may not be able to raise additional funds through the issuance of additional shares of our common stock or other securities. Even if we are able to obtain capital through the issuance of additional shares of our common stock or other securities, the sale of these additional shares could significantly dilute your ownership interest.

20. Fluctuations in commodities markets could adversely affect the Company´s operations and financial performance. The Company´s operations are directly dependent upon the purchase of commodities used in the production of its food and renewable energy products. Moreover, the revenue realized through the Company´s renewable energy products would be directly related to fluctuations in energy related commodities markets. Accordingly, fluctuations in various commodities markets, could adversely effect our financial performance as demand for our products decreases.

21. Control by Existing Shareholders. The existing shareholders hold will continue to hold, a majority of the outstanding Common Stock, and thus voting control of the Company. Accordingly, these shareholders will be able to exercise control over all matters requiring shareholder approval, including (subject to contractual obligations) the election of directors, and (subject to contractual obligations) the approval of mergers, consolidations and sales of all or substantially all of the assets of the Company.

22. Trading Market. There is no established trading market for the Common Stock. No assurance can be made that a trading market will develop. Accordingly, an investor may be unable to liquidate an investment in the Common Stock and should be prepared to bear the economic risk of an investment in the Common Stock for an indefinite period of time.

Item 2. Financial Information

Furnish the information required by Items 301, 303, and 305 of Regulation SK (§§229.301, 229.303, and 229.305 of this chapter).

The following discussion and analysis of our financial condition and results of operations is written in conjunction with our consolidated financial statements and the other financial information appearing elsewhere in this registration statement.

The following discussion, analysis and other parts of this registration statement, in addition to historical information, contain forwardlooking statements that reflect our plans, estimates, intentions, expectations, and beliefs. Such statements are only predictions, and our actual results could differ materially from those discussed in, or implied by, these forwardlooking statements. The forwardlooking events discussed in this registration statement, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. All forwardlooking statements in this document are based on information currently available to us as of the date of this report. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forwardlooking statements. In the event any circumstances underlying any forwardlooking statements made herein change, we will make changes accordingly and disclose such changes in future financial statements and related notes.

The historical results set forth in this discussion and analysis are not necessarily indicative of trends with respect to any actual or projected future financial performance. See "Special note regarding forwardlooking statements". Factors that could cause or contribute to such differences include those set forth in “Item 1A Risk factors” contained elsewhere in this registration statement.

Management´s Discussion and Analysis of Financial Condition and Results of Operations through the Second Quarter of 2010

Bell Research Companies, Inc. is a Delaware corporation which serves as the holding company for two wholly-owned subsidiaries: Bell Plantation, Inc. and Bell BioEnergy, Inc. Bell Plantation, Inc. is engaged in the business of developing, marketing and distributing food products. Bell BioEnergy, Inc. is engaged in the business of developing, marketing and distributing renewable energy. A detailed description of the Company´s business activities and existing and proposed product lines is set forth in “Item 1  Business” contained elsewhere in this registration statement.

Broadly stated, the Company´s strategy has been to introduce and develop the market for its various food products while undertaking the research necessary to fully develop and market its bioenergy products. The basic calculation underlying this strategy is that significant revenues may be generated through sales of innovative food products while magnitudes greater revenues may be generated through the development and marketing of liquid BioFuel and BioCoal derived from the interaction of select bacteria with various forms of waste biomass.

Implementation of this strategy has been challenging.

While the launch of our line of food products has been successful and profitable it has not yet achieved the magnitude of sales that its nutritional qualities and consumer appeal promise. This is true largely because we have invested a substantial amount of the Company´s resources, as derived both from operating revenues and investor capital, in the development of liquid biofuels. In the absence of government funding, this investment has substantially impaired the Company´s liquidity.

The management of the Company believes that a threepronged strategy can be successfully undertaken in order to achieve the following goals:

1) Grow the food products business to $50 million annual sales by the end of calendar year 2011 and $250 million by the end of calendar year 2013;

2) Grow the BioCoal business to $250 million annual sales by the end of calendar year 2013; and

3) Fund and complete the university based research and development necessary for large scale production of liquid BioFuel by the end of calendar year 2012.

The threepronged strategy is as follows:

1) Collaborate with the Boy Scouts of America to market PB2 and related food products as a fundraising product on a regional and then national basis;

2) Expand the internet and retail marketing of Bell Plantation food products; and

3) Introduce and market the Bell BioCoal Processor to major utilities in the United States as an environmentally friendly means of supplementing coal used in coal fired electric generating plants.

What we have accomplished so far

Bell Plantation, Inc.

In 2007, PB2 was introduced to consumers through a variety of marketing channels, most prominently internet sales and a limited number of retail outlets. Chocolate PB2 was introduced in 2008. Sales of Roasted Peanut Oil began in 2007. The Company´s revenues from food sales grew from $469,971.65 in FY 200607 [1] to $1,289,640.54 in FY 200708 (274 % growth) to $1,800,160.08 (39.5 % growth) in FY 200809 to $1,471,048.79 (18.2 % decrease) in FY 200910. We ascribe the decrease in revenues to a combination of factors, most prominently the general condition of the economy and the disruptive effect of our retooling our supply chain and redesigning our packaging and website. Notably, revenues for Q4 200910 ($451,635.96) as opposed to Q4 20089 ($415,963.51) have increased by 8.5%.

The inherent profitability of our food products is demonstrated in the revenues generated versus the cost of goods sold for the product line. In calendar year 2007 the mark up rate realized was 91.5%, in 2008 95.5%, in 2009 92.4 % and through Q2 in 2010 102%. As economies of scale are realized the overall profitability of the Company´s food operations are poised to increase substantially.

([1] The Company’s FY is from July 1 to June 30.)

Bell BioEnergy, Inc.

Bell BioEnergy has developed the process of using waste biomass and specially selected bacteria to produce liquid hydrocarbon fuels. The Bell BioEnergy process, using unique bacteria, produces single length hydrocarbon molecules. The length of the hydrocarbon molecule is controlled by use of specific bacteria. The resulting hydrocarbon molecules can be blended together to form different fuels such as gasoline or diesel. The fuels derived from the Bell BioEnergy process are chemically identical to fossil hydrocarbon (crude oil) pumped from wells and thus can be used in all vehicles, pumped through all pipelines and stored in standard petroleum storage facilities. Our Company is listed by the EPA as one of a very short list of companies that can produce a direct drop in replacement for petroleum based fuels. Our process is listed as an Advanced Cellulosic Biofuel and is listed as part of the government´s planning on how to meet the RFS2 fuel standards that require 36,000,000,000 gallons of bio fuel to be produced annually.

Bell BioEnergy has not generated revenues to date. In fact, $1,083,056.92 of the Company´s revenues and capital have been invested in the development and pilot demonstration of our BioFuel process.

What we intend to accomplish

Bell Plantation, Inc.

The Boy Scouts of America has been searching for a product to market nationally as a year round fundraising tool: the Boy Scouts´ version of the Girl Scout cookie. PB2 has been introduced in three Boy Scout regional councils in the South and is being successfully marketed on a door to door basis. We estimate that each typical participant regional council will generate $2.13 million in monthly sales and $830,000 gross profits on a monthly basis by August 2011.

Bell BioEnergy, Inc.

Our process for producing BioCoal enables the conversion of waste biomass that would otherwise be deposited in landfills to electricity as generated through coal fired power plants. This process was developed through our ongoing relationship with Oklahoma State University and the Triarii Scientific Corporation.

Bell BioCoal is a renewable energy source that burns just like mined coal while producing a BTU output that is approximately 92% (7600 versus 8250 BTU per pound) of that of conventional coal. The benefits of utilization of BioCoal are:

• substantial savings to local and state governments by reducing the cost of waste management;

• added value to the farming and forestry industries without affecting food supplies;

• job creation; and

• economical compliance with green house gases reduction standards as power companies mix BioCoal with conventional mined coal.

By way of illustration, a typical coal fired power plant might utilize BioCoal according to the following model:

• Assumptions (NETL CPPDB 2007):
Heat Content of Subbituminous coal:	17.53 MMBTU⁄Tons
Coal Plant Heat Rate (HHV)	10.52 MMBTU⁄MWH
MMBTU Annual Input	14,810,482
Tons of Coal Burned Annually	845,000
Tons of CO2 Released Annually	1,551,878
Tons of Sulfur Released Annually	4,176

• Assumptions (Biomass CoFiring):
CoFiring Ratio (MMBTU Basis)	30%
MMBTU Supplied by Biomass	443,143,144
Tons of Biomass Burned (@7,600 BTU⁄lb)	292,312
Tons of Coal Supplanted by Biomass	253,459
Tons of Coal Burned Annually	591,450
Tons of Sulfur Released Annually	2,923
Tons of CO2 Avoided	465,000
Tons of Sulfur Avoided	1,253

• Biomass Assumptions:
Heat Content (LHV):	7,600 BTU/lb
Sulfur Content:	0%
Moisture Content:	12%
Ash Content:	4%
Negligible Trace Elements	—

• Biomass Cost/Savings ($⁄MMBTU):
Displaced Coal	$3.00
CO2 Avoidance	$1.20
Total (excluding Sulfur)	$4.20

We project that the production of one portable BioCoal processing unit is 30 tons per hour with 720 tons produced in a 24 hour period based on 300 days per year of production per processor. We estimate that $43.20 gross profit will be generated per ton of BioCoal. Thus, the 518,400 tons of BioCoal produced per processor would generate $22,394,880 in annual gross profits. We estimate that the per unit cost of each early model Bell BioCoal Processor to be $1,500,000.

Bell BioEnergy is working to place one large scale production facility online in the late fall of 2010 so that we can provide America´s power companies with testing samples to burn in their plants. We intend to begin plant constructions to fulfill our goal of reaching an annual production capacity of 100 million tons of Bell BioCoal by the end of 2011 providing that sufficient capital and revenue sources are realized to fund this undertaking. These goals are ambitious, but they are attainable.

Selected Financial Data

The following selected financial data should be read together with “Management´s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this report. The selected balance sheet data for the period from inception on September 1, 2006 through the end of July, 2010 (audited) have been derived from our financial statements, which are included elsewhere in this report. Historical results are not necessarily indicative of the results to be expected in the future.

A consolidated summary (audited) of the Company´s financial results through the end of FY 200910 follows:

	200506	200607	200708	200809	200910
NET SALES	$1,837.50	469,971.65	1,289,640.54	1,800,160.08	1,471,048.79
INCOME	[$53,876.19]	[18,076.13]	[172,431.57]	[337,538.78]	[251,286.95]
INCOME PER COMMON SHARE	[0.056]	[0.017]	[0.166]	[0.325]	[0.242]
TOTAL ASSETS	$92,763.29	329,498.23	1,089,254.52	2,716,839.68	3,952,061.93
LONG TERM OBLIGATIONS		17,989.34	50,838.47	31,953.94	26,882.02
REDEEMABLE PREFERRED STOCK	NA	NA	NA	NA	NA
CASH DIVIDENDS DECLARED	0	0	0	0	0

The financial results of both the food and energy divisions of the Company are detailed from inception of operations through the second quarter of 2010 below:

Bell Plantation, Inc.
	20067 Q1	20067 Q2	20067 Q3	20067 Q4
Income	$2,959.44	$392.67	$167,983.23	$298,636.31
Cost Of Goods Sold	—	2255.87	100,627.22	177,031.50
Gross Profit	2959.44	1863.21	67,356.01	121,684.81
Expenses	14,058.56	2236.11	72,720.83	119,098.98
Net Income	11,099.12	4,099.31	5,383.54	2,505.83

Bell BioEnergy, Inc.
Expenses

Bell Plantation, Inc.
	20078 Q1	20078 Q2	20078 Q3	20078 Q4
Income	$252,824.31	$265,645.30	$358,057.43	$413,113.50
Cost Of Goods Sold	109,915.07	26,840.49	193,222.26	177,689.36
Gross Profit	142,909.24	138,804.81	180,368.07	219,891.24
Expenses	47,560.76	112,708.58	168,449.83	185,141.84
Net Income	96,057.14	28,366.50	1,363.11	56,024.91

Bell BioEnergy, Inc.
Expenses	83,987.02	74,964.19	51,665.40	123,846.44

Bell Plantation, Inc.
	2008-9 Q1	20089 Q2	20089 Q3	20089 Q4
Income	$416,162.93	$500,846.99	$438,598.08	$415,963.51
Cost Of Goods Sold	221,720.83	270,520.88	232,290.51	229,080.09
Gross Profit	194,442.10	230,326.11	206,307.57	186,883.42
Expenses	130,315.74	163,882.11	102,458.37	173,330.41
Net Income	65,835.85	73,005.89	121,515.16	31,980.51

Bell BioEnergy, Inc.
Expenses	88,402.50	117,894.65	214,098.35	214,666.14

Bell Plantation, Inc.
	200910 Q1	200910 Q2	200910 Q3	200910 Q4
Income	$414,588.46	$303,668.94	$301,155.43	$451,635.96
Cost Of Goods Sold	197,384.14	158,543.92	83,701.24	292,233.37
Gross Profit	217,273.62	145,125,02	95,948.20	159,402.59
Expenses	153,836.93	174,089.49	121,505.99	225,963.77
Net Income	83,900.79	6,780.89	140,158.75	39,989.17

Bell BioEnergy, Inc.
Expenses	42,052.64	71,379.60	120,317.16	73,954.63

No OffBalance Sheet Arrangements

We have not, and do not have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of establishing offbalance sheet arrangements or other contractually narrow or limited purposes. Therefore, we do not believe we are exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

Inflation

Certain of our product offerings and supplies potentially may be subject to future price fluctuations due to inflationary and other market conditions. We believe that we largely will be able to pass such increased costs on to our customers through price increases, although we may not be able to adjust our prices immediately due to fixed price contracts for specific terms. In general, we do not believe that inflation will have a material effect on our results of operations in coming years. Technological advances have not caused prices on certain products to decrease, which could have a negative impact on margins.

Item 3. Properties

Furnish the information required by Item 102 of Regulation SK (§229.102 of this chapter).

Bell Research Companies, Inc. leases its headquarters and warehouse facilities. As such, it does not own any real property. The company does own the equipment attendant to its office and warehouse operations.

Bell Plantation, Inc.

Bell Plantation, Inc. outsources its co-packing operations and purchases its raw materials from suppliers.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Furnish the information required by Item 403 of Regulation SK (§229.403 of this chapter).

The following table sets forth, as of August 1, 2010, certain information concerning the beneficial ownership of our common stock by (i) each stockholder known by us to own beneficially five percent or more of our outstanding common stock; (ii) each director; (iii) each named executive officer; and (iv) all of our executive officers and directors as a group, and their percentage ownership and voting power.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of our common stock, except to the extent authority is shared by spouses under community property laws. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Bell Research Companies, Inc, 1017 Central Avenue North, Tifton, Georgia 31794.

Name of Beneficial Owner	Amount of Shares	Percentage
5 % Shareholders
J.C. Bell	872,113	68.10
Herman Cain	101,000	7.89
James D. Comerford	77,753	6.08
Deborah Layfield	67,500	5.28
All Executive Officers and Directors as a Group
J.C. Bell	872,113	68.10
Herman Cain	101,000	7.89
James D. Comerford	77,753	6.08
Deborah Layfield	67,500	5.28
Cleo Koehler	15,000	1.17
Al Van Lengen	5,000	0.39
Total:	1,138,366	88.91

Item 5. Directors and Executive Officers

Furnish the information required by Item 401 of Regulation SK (§229.401 of this chapter).

James C. Bell  Mr. Bell introduces himself as a lifetime NERD. He says that a great day at school was sitting in the school library reading the encyclopedia from cover to cover. To illustrate Mr. Bell´s personality, when he was about six he decided to take the family´s new television apart to see how it worked. He was intrigued by all of the vacuum tubes and wires. He was motivated to successfully replace all of the parts by his father´s belt.

Mr. Bell is in his sixties and built his first computer when he was fourteen. Again he was intrigued with vacuum tubes. Mr. Bell attended Bob Jones University in Greenville, South Carolina and then joined the City of Atlanta Police Department at age nineteen. He made detective at the young age of twenty three. In just a few years he felt the need to expand his horizons and began developing products that were related to computer hardware and software associated with Command and Control systems and Intelligence gathering.

As CEO and Chairman of the Board of Directors of Bell Research Companies, Mr. Bell brings that same drive for research and the development of new products and processes. The development of BioCoal, liquid hydrocarbon BioFuels and the creation of new types of food products will best be developed by a group that does not rely on what others have already done, but looks at the future in a new way. Mr. Bell is committed to the philosophy of simple is best and all things are made up of small pieces that can be put together in new and unique ways. That is the philosophy that has made Bell Research Companies successful.

Herman Cain  Raised in Georgia, Mr. Cain adopted the lessons of his parents  dedication to hard work and the importance of faith  and carried them with him to the pinnacle of the corporate world. Mr. Cain earned a degree in mathematics from Morehouse College in 1967 and later earned a master´s degree in computer science from Purdue University, while working as a mathematician for the Department of the Navy. He then worked as a business analyst for The CocaCola Company. In 1968, he married his wife, Gloria and they have two grown children.

In 1977, Herman Cain joined The Pillsbury Company and within three years, at the age of 34, rose to the position of Vice President of Corporate Systems and Services. Mr. Cain, reflecting his father´s drive to seek greater challenges, then set his sights on a corporate presidency.

With this goal ahead of him and his mother´s faith to support him, Mr. Cain resigned his senior position and started on another career path  the restaurant industry. He started from the ground up by making hamburgers at Pillsbury´s Burger King division. Nine months later, he was managing 400 Burger King units in the Philadelphia region, the country´s poorest performer. Within three years, his region had earned the reputation for excellence and was the company´s best.

In 1986, Pillsbury appointed Cain to the presidency of the then financially troubled Godfather´s Pizza, Inc. chain headquartered in Omaha, Nebraska. In 14 short months, under Mr. Cain´s leadership, the chain regained profitability. In 1988, he led his executive team in a buyout of the company from Pillsbury.

Herman Cain was elected to the Board of Directors of the National Restaurant Association in 1988. In 1994 to 1995, he served as Chairman of the Board of Directors. While leading this association, he developed the organization into a probusiness voice via national debates and speeches concerning health care reform, employment policies, and taxation. Following this experience, he was appointed to serve on the Economic Growth and Tax Reform Commission in addition to serving as Chairman and Member of the Board of Directors for the Federal Reserve Bank of Kansas City. He then became a senior advisor to the 1996 Dole⁄Kemp campaign for the Presidency.

Herman Cain continued the responsibilities of President and Chairman of Godfather´s Pizza, Incorporated, while beginning a second career delivering national keynote speeches. Using his messages as the foundation, he created his own leadership consulting company, The New Voice, Inc. THE New Voice packages his speaking and develops his products, including books, DVDs, CDs of gospel music, and promotes his keynote speeches. He has authored four books to date on topics ranging from leadership to selfempowerment including Leadership is Common Sense and CEO of Self.

In 1996, Mr. Cain became CEO and President of the National Restaurant Association. He had been a member of the NRA Board since 1988, and had served as its elected volunteer chairman in 1994 to 1995. Mr. Cain thus became the only volunteer chairman to become the fulltime CEO and President of the Association while still a member of the Board. Mr. Cain headed the NRA in this position for two and a half years.

In 1999, Mr. Cain sought to leverage his restaurant experience with the technology market and he became CEO and President of Retail DNA. Its mission is to provide innovative marketing solutions to the retail sector.

Today, Herman Cain is a radio talk show host on "The Herman Cain Show" out of Atlanta´s WSB 750 AM and is a FOX News Business Commentator. Mr. Cain remains President and CEO of THE New Voice, Inc. and serves on the Boards of Directors for AGCO Corporation, Hallmark Cards Incorporated, and Whirlpool Corporation. In 2004, he sought the Republican nomination for the United States Senate from Georgia.

Cleo H. Koehler  Mr. Koehler was born and raised on the family farm and ranch. Mr. Koehler attended and graduated from his local high school and joined the Army. After his two year stint in the U.S. Army, Mr. Koehler returned to Kansas to help his family operate the farm. While operating the farm Mr. Koehler attended Northwestern State University and earned two Bachelor degrees in Business Administration and Economics.

After earning his two degrees, Mr. Koehler joined Aero Commander Aircraft Company as an accountant. After proving himself as an accountant at Aero Commander he joined KerrMcGee Oil Company as an accountant and was quickly promoted and sent to Iran as its Chief Accountant. During his tenure as Chief Accountant, the political landscape of Iran went into freefall. The Shah of Iran´s government was becoming unstable due to internal unrest. As the revolution unfolded, Mr. Koehler was responsible for shutting down all drilling operations, selling equipment that could not be removed, evacuating personnel out of the country, and securing all of the drilling equipment once outside of Iran.

After returning to the United States, Mr. Koehler helped form a construction company that provided general contracting services. Mr. Koehler handled the all of the administration and accounting duties of the business very successfully for six years until the death of his partner. After liquidating the construction company, Mr. Koehler joined the Military Division of Boeing Airplane Company in Wichita, Kansas. As a Senior Auditor, Mr. Koehler was responsible for managing, tracking, and monitoring government contracts and funds to assure performance on each contract.

Item 6. Executive Compensation

Furnish the information required by Item 402 of Regulation SK (§229.402 of this chapter) and paragraph (e)(4) of Item 407 of Regulation SK (§229.407 of this chapter).

As of the date hereof, the Company has not established formal compensation objectives, policies, and practices with respect to our principal executive officers as determined in accordance with applicable SEC rules.

We have no retirement, pension, profit sharing, stock option, or insurance programs or other similar programs for the benefit of our executive officers and directors.

As of 2009, in addition to the executive officers named below, we have 12 salaried employees whose compensation totaled $346,558.59 on an annualized basis.

The following table provides information with respect to compensation for our named executive officers.

Name and Position	Year	Salary	Bonus	Stock Awards	Other Comp.	Total
J.C. Bell CEO	2010	$60,000	NA	NA	NA	$60,000
Deborah Layfield COO	2010	$50,000	NA	NA	NA	$50,000

To date, our Directors have not received any compensation for their service year ended December 31, 2009. All Directors may receive reimbursement for reasonable outofpocket expenses in attending board of directors meetings.

We have not formed an independent compensation committee.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Furnish the information required by Item 404 of Regulation SK (§229.404 of this chapter) and Item 407(a) of Regulation SK (§229.407(a) of this chapter).

The Company has not entered into any transactions with any related persons, promoters, or certain control persons as of the date hereof.

Policies and Procedures with Respect to Related Party Transactions

As of the date hereof, our Board of Directors has not adopted formal written policies or procedures regarding the review, approval, or ratification of related party transactions. It is the Company´s intention to adopt such policies and procedures in the immediate future. Such policies will include, among other things, descriptions of the types of transactions covered, the standards to be applied in reviewing such transactions, the process for review of such transactions, and the individuals on the Board of Directors or otherwise who are responsible for implementing the policies and procedures. It is our intention that our audit committee, which will be comprised entirely of independent directors, will be responsible for such matters on an ongoing basis, consistent with its written charter. Notice of the Company´s adoption of these policies and procedures will be given to all appropriate Company personnel.

Director Independence

Our Board of Directors has determined that the following directors are independent directors for purposes of compliance with the corporate governance rules of The NASDAQ Stock Market, LLC or the applicable NASDAQ rules: Messrs. Cain and Koehler. We intend to comply with NASDAQ rules relating to the number of independent directors composing our board and we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Item 8. Legal Proceedings

Furnish the information required by Item 103 of Regulation SK (§229.103 of this chapter).

We are not currently a party to any material litigation and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results, or financial condition. However, we may from time to time be involved in legal proceedings in the ordinary course of our business.

Item 9. Market Price of and Dividends on the Registrant´s Common Equity and Related Stockholder Matters

Furnish the information required by Item 201 of Regulation SK (§229.201 of this chapter).

(a) Market Information

There is no trading market for our Common Stock at present and there has been no trading market to date. We do not have a trading symbol. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to request a brokerdealer to make application to Finra to have the Company´s securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the Pink Sheets, LLC (“Pink Sheets”), however there is no assurance that a brokerdealer will agree to make such application or, if one does, that Finra will provide us with a symbol.

(b) Holders

As of August 1, 2010, there were 74 record holders of our common stock.

(c) Dividends

We have never paid a cash dividend on our common stock and anticipate that for the foreseeable future any earnings will be will be retained for use in our business and, accordingly, we do not anticipate the payment of cash dividends.

(d) Securities authorized for issuance under equity compensation plans

The Company has not authorized the issuance of any securities under any compensation plan.

Item 10. Recent Sales of Unregistered Securities

Furnish the information required by item 701 of Regulation SK (§229.701 of this chapter).

The five most recent transactions of shares include 2,700 shares for which $225,000 were paid for an average price per share of $83.33.

Item 11. Description of Registrant´s Securities to be Registered

Furnish the information required by Item 202 of Regulation SK (§229.202 of this chapter). If the class of securities to be registered will trade in the form of American Depository Receipts, furnish Item 202(f) disclosure for such American Depository Receipts as well.

Description of Capital Stock

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by our Articles of Incorporation and Bylaws, and by the applicable provisions of Delaware law.

Common Stock

Our Certificate of Incorporation authorizes the Company to issue up to 10,000,000 shares of common stock ($.01 par value). As of August 1, 2010, there are 1,279,961 shares of our common stock issued and outstanding, which are held by 7 shareholders of record. All outstanding shares of common stock are of the same class and have equal rights and attributes. Holders of our common stock are entitled to one vote per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefore. Subject to the rights of the holders of any preferred stock then outstanding, holders of our common stock have exclusive voting rights for the election of our directors and all other matters requiring shareholder action, except with respect to amendments to our Certificate of Incorporation that alter or change the powers, preferences, rights, or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Upon our liquidation or dissolution, the holders of our common stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our common stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our common stock is subject to the prior payment of dividends on any outstanding preferred stock.

Preferred Stock

Our Certificate of Incorporation authorizes the Board of Directors to issue, without shareholder approval, up to 1,000,000 shares of preferred stock ($.01 par value), which preferred stock may be issued from time to time in one or more series. As of August 1, 2010, 101,656 shares of preferred stock are issued and outstanding, which are held by 38 shareholders of record. Our Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of our preferred stock. Our Board of Directors may be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock, and could have antitakeover effects. Although we do not currently intend to issue any additional shares of preferred stock, we cannot assure any person or other entity that we will not do so in the future. The ability of our Board of Directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring, or preventing a change of control of us or the removal of existing management.

Certain Antitakeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

A number of provisions of our Certificate of Incorporation and Bylaws concern matters of corporate governance and the rights of shareholders. These provisions, as well as the ability of our Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms of preferred stock, may be deemed to have an antitakeover effect and may discourage takeover attempts not first approved by our Board of Directors, including takeovers which our shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption would be beneficial to our shareholders. These provisions also could discourage or make more difficult a merger, tender offer, or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of our common stock. Our Board of Directors believes that these provisions are appropriate to protect our interests and those of our shareholders. Our Board of Directors has no present plans to adopt any further measures or devices which may be deemed to have a “antitakeover effect”.

Meetings of Shareholders

Our Bylaws require an annual meeting of shareholders for the purpose of electing directors and conducting any other business that may be properly transacted at the annual meeting. Our Bylaws further provide that special meetings of our shareholders may be called only by our Board of Directors or by any committee thereof duly formed and authorized to call such meeting, unless otherwise required by law.

Amendment of Bylaws

Our Certificate of Incorporation provides that the power to adopt, amend, or repeal the Company´s Bylaws resides in the Board of Directors, but that the shareholders may make additional Bylaws and may alter or repeal any Bylaw(s), whether adopted by them or otherwise, by an affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote on such proposal at a duly held meeting of the shareholders or, without a meeting, by written consent, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting.

Dividend Policy

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock will be entitled to receive dividends on the stock out of assets legally available for distribution when, as and if authorized and declared by our Board of Directors. We currently intend to retain all available funds for use in our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by the discretion of our Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition, and future prospects and such other factors as our Board of Directors may deem relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures, and other transactions entered into by us from time to time. We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Liquidation Rights

Subject to any preferential rights of any series of preferred stock, holders of shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution, or winding up.

Absence of Other Rights

Holders of common stock have no preferential, preemptive, conversion, or exchange rights.

Item 12. Indemnification of Directors and Officers

Furnish the information required by Item 702 of Regulation SK (§229.702 of this chapter).

Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys´ fees, judgments, fines, and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys´ fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation´s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our Bylaws provides that we will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, each person that such section grants us the power to indemnify.

The DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

* Any breach of the director´s duty of loyalty to the corporation or its stockholders.

* Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

* Payments or unlawful dividends or unlawful stock repurchases or redemptions.

* Any transaction from which the director derived an improper personal benefit.

In accordance with Section102(a)(7) of the DGCL, our Certificate of Incorporation eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in Section 102(a)(7).

In addition, the Company intends to enter into indemnification agreements with each of our directors and executive officers. Under each indemnification agreement we (i) will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or executive officer; and (ii) are obligated to pay the director or executive officer all identifiable expenses promptly as they are incurred by the director or executive officer, provided that he or she is obligated to repay the amount of any of these expenses to the extent that it is proven by clear and convincing evidence in a court of competent jurisdiction that his or her action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to us or undertaken with reckless disregard for our best interests.

In addition to the abovereferenced indemnification, the Company has initiated the process of obtaining Directors and Officers Liability Insurance on behalf of our directors and officers. The company is investigating negotiation of coverage terms, liability limits, and pricing commensurate with industry guidelines.

Item 13. Financial Statements and Supplementary Data

Furnish all financial statements required by Regulation SX and the supplementary financial information required by Item 302 of Regulation SK (§229.302 of this chapter). Smaller reporting companies may provide the financial information required by Article 8 of Regulation SX in lieu of the information required by other parts of Regulation SX.

The Company´s financial statements for the years ended June 30, 2007, 2008, and 2009, have been audited to the extent indicated in their report by Bowen, Phillips, Carmichael, and Davis, LLP, 202 Love Avenue, PO Box 7650, Tifton, Georgia 31793 an independent registered public accounting firm. The financial statements have been prepared in accordance with generally accepted accounting principles and are included in Item 15 of this Form 10.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Furnish the information required by Item 304 of Regulation SK (§229.304 of this chapter).

We have not had any disagreements with our accountants on any matters of accounting principles, practices, or financial statement disclosure.

Item 15. Financial Statements and Exhibits

(a) List separately all financial statements filed as part of the registration statement.

(b) Furnish the exhibits required by Item 601 of Regulation SK (§229.601 of this chapter).

a) Our audited financial statements for the fiscal years 20078, 20089, and 200910, including the report of our independent registered public accounting firm, are attached hereto immediately following the signature page of this registration statement.

b) See the exhibit index immediately following the signature page to this Form 10.

[SIGNATURE APPEARS ON THE FOLLOWING PAGE]

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Research Companies, Inc.

By: James C. Bell

James C. Bell
Chief Executive Officer
September 15, 2010